CUSIP No. 0002908201                                      Page 1 of 9 Pages


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                         ________________________


                               SCHEDULE 13G

          Information Statement pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934

                             (Final Amendment)


                           EmCare Holdings Inc.
        __________________________________________________________
                             (Name of Issuer)



                        Common Stock,$.01 par value
_________________________________________________________________
                      (Title of Class of Securities)


                                0002908201
_________________________________________________________________
                              (CUSIP Number)













                         ________________________

CUSIP No. 0002908201                                      Page 2 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 Welsh, Carson,
     S.S. or I.R.S. Identification            Anderson & Stowe
     No. of Above Person                      V, L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-       -0-
                              tive Power


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                               -0-
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0002908201                                      Page 3 of 9 Pages
_________________________________________________________________
1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification             Partners II, L.P.
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Citizenship or Place                     Delaware
     of Organization
_________________________________________________________________
Number of Shares         5)   Sole Voting         -0-
Beneficially                  Power
Owned by Each
Reporting Person
With:                    ________________________________________
                         6)   Shared Voting
                              Power               -0-
                         ________________________________________
                         7)   Sole Disposi-       -0-
                              tive Power


                          _______________________________________
                         8)   Shared Dis-
                              positive Power      -0-
                         ________________________________________

9)   Aggregate Amount Beneficially                -0-
     Owned by Each Reporting Person


_________________________________________________________________
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
_________________________________________________________________
11)  Percent of Class
     Represented by                               -0-
     Amount in Row (9)
_________________________________________________________________
12)  Type of Reporting
     Person                                  PN

CUSIP No. 0002908201                                      Page 4 of 9 Pages
Final Amendment to Schedule 13G

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on February 1, 1995, as amended by Amendment No. 1 thereto filed on January 29, 1996.

Item 1(a) -    Name of Issuer:  EmCare Holdings Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               1717 Main Street, Suite 5200
               Dallas, TX  75201

Item 2(a) -    Name of Person Filing:

               This statement is being filed by Welsh, Carson, Anderson & Stowe V, L.P., a Delaware limited partnership ("WCAS V") and WCAS Capital Partners II, L.P., a Delaware limited partnership ("Capital Partners II") (collectively, the "Reporting Persons").

Item 2(b) -    Address of Principal Business Office:

               320 Park Avenue, Suite 2500
               New York, New York  10022

Item 2(c) -    Place of Organization:

               WCAS V:  Delaware
               Capital Partners II: Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  0002908201

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

               Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:

               WCAS V:  -0-
               Capital Partners II:  -0-

               (b)  Percent of Class:

               WCAS V:  -0-
CUSIP No. 0002908201                                      Page 5 of 9 Pages
Capital Partners II:  -0-

               (c)  Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote: WCAS V: -0-Capital Partners II: -0-

               (ii) shared power to vote or to direct the vote:  -0-

               (iii) sole power to dispose or to direct the
                    disposition of:
                    WCAS V:  -0-
                    Capital Partners II:  -0-

               (iv) shared power to dispose or to direct the disposition
                    of:  -0-

Item 5 -       Ownership of Five Percent or Less of a Class:

               This statement is being filed to report that as of the date hereof the Reporting Persons have ceased to beneficially own more than five percent of the Common Stock.

Item 6 -       Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

Item 8 -       Identification and Classification of Members of the Group:

               See Exhibit 2.

Item 9 -       Notice of Dissolution of Group:

               Not applicable.

Item 10 -      Certification:

               Not applicable.

CUSIP No. 0002908201                                      Page 6 of 9 Pages
Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         Byy  /s/ Laura VanBuren
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         Byy   /s/ Laura VanBuren
                                    General Partner

Dated:  January 21, 1997

CUSIP No. 0002908201                                      Page 7 of 9 Pages
EXHIBIT 1

                                 AGREEMENT
                                    OF
                  WELSH, CARSON, ANDERSON & STOWE V, L.P.
                                    AND
                      WCAS CAPITAL PARTNERS II, L.P.
                        yPURSUANT TO RULE 13d-1(f)

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.

                         WELSH, CARSON, ANDERSON & STOWE V, L.P.
                         By:  WCAS V Partners, General Partner


                         Byy /s/ Laura VanBuren
                                   General Partner


                         WCAS CAPITAL PARTNERS II, L.P.
                         By:  WCAS CP II Partners, General Partner


                         Byy   /s/ Laura VanBuren
                                    General Partner


Dated:  January 21, 1997

CUSIP No. 0002908201                                      Page 8 of 9 Pages
EXHIBIT 2

                     Identification and Classification
                          of Members of the Group
                     _________________________________

          Welsh, Carson, Anderson & Stowe V, L.P. and WCAS Capital Partners II, L.P. are filing this statement on Schedule 13G as a group.

          Welsh, Carson, Anderson & Stowe V, L.P. is a Delaware limited partnership. Its sole general partner is WCAS V Partners, a New Jersey general partnership.

          WCAS Capital Partners II, L.P. is a Delaware limited partnership.

Its sole general partner is WCAS CP II Partners, a New Jersey general partnership.